082-04721

ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56. факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ______________________
Кор.счет ______________________
БИК ______________________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 19.07.2007. № 10.3.1/06 - 3229

на № ____________ от [redacted]

07025583

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint -Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № ~~333-860~~28):

1. List of the Issuer's affiliated persons as of 30.06.2007.

Please find 23 pages enclosed.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2007
WASH. D.C.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

Российская Федерация Краснодарский край г. Краснодар Открытое акционерное общество "Южная телекоммуникационная компания" ИНН 2308025192

dw 7/31

LIST OF AFFILIATED PARTIES

Of the Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 0 0 6 2 0 0 7

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

General Director	____________ (signature)	A.V. Andreev (Full name)
Date " 30 " 06 2007	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 30 06 2007

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Alexander Vladimirovich Andreev	Krasnodar , Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company. The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	16.06.2006 01.08.2006 26.06.2007	0.00024	0.00032
2.	Boris Dmitrievich Antonyuk	Krasnodar , Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
3.	Yury Aleksandrovich Bilibin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
4.	Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
5.	Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
6.	Vladimir Borisovich Zhelonkin	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
7.	Oleg Borisovich Zyuzin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-
8.	Gennady Georgievicn Kudryavtsev	Moscow, Russia	The person is a member of the Board of	26.06.2007	-	-

			Directors (supervisory board) of the Joint – Stock Company			
9.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	26.06.2007	-	-
10.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint – Stock Company	26.06.2007	-	
11.	Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	26.06.2007	-	-
12.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
13.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	29.06.2006	-	-
14.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
15.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
16.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
17.	Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company.	01.08.2006	0.000004	0.000003
18.	Stanislav Petrovich Borodin	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
19.	Yuri Valentinovich Metla	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.0003	0.01
20.	Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	23.10.2006	-	-
21.	Arkady Arkadievich Samoilov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	26.01.2007	-	-
22.	Yegor Yegorovich Rodin	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
23.	Konstantin Vladimirovich Yevtushenko	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
24.	Vasiliy Grigorievich Kuskov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
25.	Valery Petrovich Kurochkin	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs	2006	-	-

			to.			
26.	Andrey Vladimirovich Krukhmalyov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
27.	Igor Vladimirovich Klitochenko	Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.000008	-
28.	Alexander Vladimirovich Zemtsev	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
29.	Alexander Nikolaevich Kiselyov	Krasnodar kray, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.00007	0.00009
30.	Andrey Dmitrievich Yermokhin	Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	0.0001	-
31.	Yury Alekseevich Sotnikov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
32.	Alexander Mikhailovich Vetyutnev	Volgograd, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
33.	Victor Andreevich Marshanin	Volgograd, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
34.	Vladimir Vasilievich Salyukov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
35.	Robert Akhsakbekovich Dzheliev	Vladikavkaz, Severnaya Osetia - Alania Republic	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
36.	Boris Yakovlevich Yelistratov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
37.	Vaagn Artavazdovich Martirosyan	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
38.	Vladimir Aleksandrovich Akulich	Saint Petersburg, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
39.	Sergey Valerievich Omelchenko	Nizhniy Novgorod, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-

40.	Anatoly Yakovlevich Ufimkin	Yekaterinburg, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
41.	Alexander Ivanovich Isaev	Novosibirsk, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
42.	Anton Yurievich Kolpakov	Vladivostok, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006	-	-
43.	Closed-type Joint –Stock Company "Insurance company "Kostars"	Room 33-08, 42/3, Leninski prospect, Moscow 117119	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Yeniseitelecom "	20, Kachinskaya Str., Krasnoyarsk, 660020	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

54.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
55.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
56.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614097	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
58.	Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
59.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
61.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
68.	Open Joint-Stock Company	68, Lenin St., Perm 614096	The person belongs to the group of parties,	1995	-	-

	"Uralsvyazinform"		which the Joint –Stock Company belongs to.			
69.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
70.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
71.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
72.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
73.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
74.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
75.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995 2006	38.16	50.69
76.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999 2006	-	-
77.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
78.	Closed Joint-Stock Company "Volgograd-GSM"	19, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number	31.10.2002	0.02	-

			of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
79.	Open Joint-Stock Company "Recreation center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000 2006	-	-
80.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
81.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
82.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
83.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
84.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001 2006	-	-
85.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized	2002	-	-

			capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
86.	Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	0.00005	-
87.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
88.	Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003 2006	-	-
89.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002 2006	-	-
90.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
91.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
92.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
93.	Limited Liability Company «Svyaz-	21, Yesenin St., Ryazan,	The person belongs to the group of parties,	1991	-	-

	Service-Irga»	RF, 390046	which the Joint –Stock Company belongs to.			
94.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
95.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
96.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
97.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
98.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
99.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
100.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
101.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
102.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
103.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
104.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
105.	Closed Joint-Stock Company «RTK-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
106.	Open Joint-Stock Company «Regional information networks»	1, Trudovaya St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
107.	Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs	2002	-	-

			to.			
108.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
109.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
110.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
111.	Dagestan Open Joint –Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
112.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1992	-	-
113.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
114.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
115.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
116.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
117.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
118.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
119.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
120.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
121.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs	1998	-	-

			to.			
122.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
123.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
124.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
125.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
126.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
127.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
128.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
129.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
130.	Closed Joint-Stock Company "Telephone company - Ural"	18b, Tekhnicheskaya Str., Ekaterinburg, 620090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
131.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
132.	Closed Joint-Stock Company "RTCOM"	15, Kosareva Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
133.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
134.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
135.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs	2005	-	-

			to.			
136.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
137.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
138.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
139.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
140.	Open Joint-Stock Company "A-Svyaz"	7, Shevchenko Str., Blagoveschensk, 675000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.06.2006	-	-
141.	Closed Joint-Stock Company "ATS-32"	94, Mira Str., Irkutsk, 664002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2006	-	-
142.	Closed Joint-Stock Company "ZEBRA TELECOM"	Building 3, 24, Trubnaya Str., Moscow, 103051	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	14.06.2006	-	-
143.	Closed Joint-Stock Company "GLOBUS-TELECOM"	38, Obraztsov Str., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	04.04.2006	-	-
144.	Limited Liability Company "Parma-Inform"	160, Internatsionalnaya Str., Syktyvkar, Komi Republic, Russia, 167982	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
145.	Closed Joint-Stock Company "Transsvyaz"	2, Chaadaev Str., Nizhny Novgorod, 603035, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
146.	Closed Joint-Stock Company "Saratov-Mobile"	40, Kiselyova Str., Saratov, 410600, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
147.	Closed Joint-Stock Company "Nizhegorodteleservice"	3, Zhukov Sq., Nizhny Novgorod, 603107, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
148.	Closed Joint-Stock Company "Chuvashiya-Mobile"	83, K.Ivanov Str., Cheboksary, Chuvashia Republic, 428018, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2006		
149.	Closed Joint-Stock Company "Penza Mobile"	1/3, Kuprin Str., Penza, 440606, Russian	The person belongs to the group of parties, which the Joint –Stock Company belongs	2006		

		Federation	to.			
150.	Limited Liability Company "Telecomcenter"	Building 4, 33, Dmitrovskoe shosse, Moscow, 127550	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	-	-	-

II. Changes in the list of affiliated persons occurred during the period

from 0 1 | 0 4 | 2 0 0 7 **till** 3 0 | 0 6 | 2 0 0 7

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	19.04.2007	19.04.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	14.05.2007	14.05.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7

Limited Liability Company TO "Aksent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004 2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Stockholding share changed:	21.06.2007	21.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Alexander Vladimirovich Andreev	Krasnodar , Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Vladimirovich Andreev	Krasnodar, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	0.00024	0.00032

4	Excluded from the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Excluded from the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7

Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

7	Excluded from the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Ekaterina Aleksandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

8	Excluded from the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

9	Included into the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yury Aleksandrovich Bilibin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

10	Included into the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladimir Borisovich Zhelonkin	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

11	Included into the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Oleg Borisovich Zyuzin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

12	Included into the list of affiliated persons:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Gennady Georgievicn Kudryavtsev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

13	Change of the ground and the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Alexander Vladimirovich Andreev	Kaliningrad , Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	0.00024	0.00032

Information about the affiliated person after the change:

2	3	4	5	6	7

Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company. The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	16.06.2006 01.08.2006 26.06.2007	0.00024	0.00032

14	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Boris Dmitrievich Antonyuk	Moscow , Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

15	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

16	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

17	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

18	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

19	Change of the date on which the ground takes effect:	26.06.2007	26.06.2007

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	26.06.2007	-	-

END